24 March 2004


Corus Group plc


The following Director of the Company purchased Corus Group plc shares at 36.25 pence per share on 22 March 2004 under the Corus Group Employee Share Ownership Plan.


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                                         No of Shares Purchased
---------------------------------------- --------------------------------------
D M Lloyd                                345
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Following this notification, the director's shareholding is:

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                                         No of Shares Held
---------------------------------------- --------------------------------------
D M Lloyd                                17,921
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END